Filed pursuant to Rule 424(b)(2)
Relating to Registration Statement No. 333-156423

PROSPECTUS SUPPLEMENT
(To Prospectus dated December 23, 2008)

Debt Securities Guaranteed under the FDIC’s Temporary Liquidity Guarantee Program

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We, Morgan Stanley, may offer from time to time debt securities guaranteed under the Federal Deposit Insurance Corporation’s Temporary Liquidity Guarantee Program (the “Program”). This prospectus supplement describes the general terms of the Program. The specific terms of any debt securities guaranteed under the Program that we offer will be included in a supplement to this prospectus supplement and the accompanying prospectus. The prospectus supplement describing the specific terms of the debt securities will also describe the specific manner in which we will offer the debt securities.

This debt is guaranteed under the Federal Deposit Insurance Corporation’s Temporary Liquidity Guarantee Program and is backed by the full faith and credit of the United States.  The details of the FDIC Guarantee are provided in the FDIC’s regulations, 12 C.F.R. Part 370, and at the FDIC’s website, www.fdic.gov/tlgp. The expiration date of the FDIC’s Guarantee is the earlier of the maturity date of the debt or December 31, 2012.

The Securities and Exchange Commission and state securities regulators have not approved or disapproved the specific terms of any debt securities we may offer, or determined if this prospectus supplement, the applicable prospectus supplement containing the specific terms of any debt securities we may offer or the accompanying prospectus is truthful or complete.  Any representation to the contrary is a criminal offense.
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April 15, 2009

TABLE OF CONTENTS

Page

Prospectus Supplement

FDIC Guarantee Under the Temporary Liquidity Guarantee Program	S-3
Plan of Distribution	S-5
Prospectus

Summary	1
Risk Factors	5
Where You Can Find More Information	7
Consolidated Ratios of Earnings to Fixed Charges and Earnings to
Fixed Charges and Preferred Stock Dividends	9
Morgan Stanley	10
Use of Proceeds	11
Description of Debt Securities	11
Description of Units	37
Description of Warrants	42
Description of Purchase Contracts	45
Description of Capital Stock	46
Forms of Securities	56
Securities Offered on a Global Basis Through the Depositary	60
United States Federal Taxation	64
Plan of Distribution	68
Legal Matters	70
Experts	70
Benefit Plan Investor Considerations	71

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You should rely only on the information contained or incorporated by reference in this prospectus supplement, the applicable prospectus supplement or free writing prospectus containing the specific terms of the debt securities and the accompanying prospectus dated December 23, 2008.  We have not authorized anyone to provide you with information different from that contained or incorporated by reference in this prospectus supplement, the applicable prospectus supplement or free writing prospectus containing the specific terms of the debt securities and the accompanying prospectus.  We are offering to sell, and seeking offers to buy, only the debt securities described in the applicable prospectus supplement or free writing prospectus containing the specific terms of the debt securities, this prospectus supplement and the accompanying prospectus, and we are offering to sell, and seeking offers to buy, the debt securities only in jurisdictions where offers and sales are permitted.  In this prospectus supplement, the “Company,” “we,” “us,” and “our” refer to Morgan Stanley.

The distribution of this prospectus supplement, the applicable prospectus supplement or free writing prospectus containing the specific terms of the debt securities and the accompanying prospectus and the offering of the debt securities in certain jurisdictions may be restricted by law.  Persons outside the United States who come into possession of this prospectus supplement, the applicable prospectus supplement or free writing prospectus containing the specific terms of the debt securities and the accompanying prospectus must inform themselves about and observe any restrictions relating to the offering of the debt securities and the distribution of this prospectus supplement, the applicable prospectus supplement or free writing prospectus containing the specific terms of the debt securities and the accompanying prospectus outside the United States.

FDIC GUARANTEE UNDER THE TEMPORARY LIQUIDITY GUARANTEE PROGRAM

The following description supplements and, to the extent inconsistent, supersedes the description of the general terms and provisions of the debt securities set forth in the prospectus.

General

The debt securities to be offered pursuant to this prospectus supplement, which we refer to as the “debt securities,” represent senior unsecured debt obligations of Morgan Stanley, will be guaranteed by the FDIC under the FDIC’s Temporary Liquidity Guarantee Program, which we refer to as the “Program,” and will have the specific terms contained in the applicable prospectus supplement or free writing prospectus for such debt securities.  Morgan Stanley is a U.S. bank holding company that has agreed to participate in the Program and comply with the requirements of the Program in order for the debt securities to qualify for the FDIC’s guarantee, which we refer to as the “FDIC Guarantee.”  As described below under “—Claims Under the Program,” under the FDIC Guarantee, the uncured failure of Morgan Stanley to make a timely payment of any principal of or interest on the debt securities obligates the FDIC to make such payment following the trustee’s notification to the FDIC of the uncured payment failure.  The FDIC shall satisfy its guarantee obligations by making scheduled payments of principal and interest pursuant to the terms of such debt securities through maturity.  Our failure to pay any principal of or interest on the debt securities that is then paid by the FDIC on a timely basis will not be deemed an event of default under such debt securities and holders of such debt securities will not be permitted to accelerate the maturity of such debt securities during any period when the FDIC is making timely guarantee payments of principal and interest in respect of such debt securities.  The details of the FDIC Guarantee are provided in the FDIC’s regulations, 12 C.F.R. Part 370, as amended, which we refer to as the “Final Rule,” and at the FDIC’s website at www.fdic.gov/tlgp (the FDIC’s website is not incorporated by reference herein).  The FDIC has concluded that the FDIC Guarantee is subject to the full faith and credit of the United States pursuant to Section 15(d) of the Federal Deposit Insurance Act. However, the FDIC Guarantee is subject to certain limitations that you should consider.  Before investing in the debt securities, you should carefully read this prospectus supplement, including the information under “ There Are Risks Relating to the FDIC Guarantee,” and the applicable prospectus supplement containing the specific terms of the debt securities.

We have amended the senior debt indenture pursuant to which the debt securities will be issued in order to include the provisions set forth in the Final Rule that are required to be included in the governing documents of any securities, such as the debt securities, that are guaranteed by the FDIC.  In addition, we have executed and filed with the FDIC a Master Agreement as required under the Final Rule for all entities participating in the Program. Among the terms of the Master Agreement, we have agreed to pay the FDIC any amounts it pays to the holders of the debt securities under the FDIC Guarantee of the debt securities.  In addition, we have agreed not to amend or waive any provision of the debt securities required by the Master Agreement with regard to principal, interest, payment, default or ranking without the express written consent of the FDIC.

Please note that the Program is new and the rules, procedures and practices of the FDIC governing the operation of the Program, including the FDIC Guarantee of the debt securities, may be amended and are subject to evolving interpretation by the FDIC.  The following summary is based on the Final Rule and the FDIC’s related interpretive guidance.

Claims Under the Program

The FDIC’s payment obligation under the Program will be triggered by our uncured failure to make a timely payment of principal of or interest on the debt securities (a “payment default”).  The trustee is obligated to give notice to the FDIC if we are in default of any payment under the debt securities (without regard to any cure period) within one business day of such default.  Upon a payment default, the trustee, as duly authorized representative of the holders of the debt securities, will be required under the senior debt indenture to make a demand for payment on the guaranteed amount on behalf of all holders of such debt securities (i) in the case of any payment default prior to maturity or, if the specific terms of the debt securities include issuer redemption provisions, redemption of the debt securities, on the earlier of the date that the applicable cure period ends (or if such date is not a business day, the immediately succeeding business day) and 60 days following such payment default and (ii) in the case of any payment due on the maturity date or, if the specific terms of the debt securities include issuer redemption provisions, a redemption date for the debt securities, on such maturity date or redemption date (or if such date is not a business day, the immediately succeeding business day).  Under the terms of the Program and the senior debt indenture, the demand for payment must be accompanied by a proof of claim, with accompanying evidence, in form and content satisfactory to the FDIC of (1) the trustee’s capacity to act as representative, (2) the trustee’s exclusive authority to act as representative, (3) the occurrence of a payment default and (4) the authority to make an assignment of each holder’s rights, title and interest in the debt securities and to effect the transfer to the FDIC of each holder’s claim in an insolvency proceeding.  To receive payment under the Program, the trustee, on behalf of the holders of the debt securities, will be required to assign all of the holders’ rights, titles and interest in such debt securities to the FDIC and to transfer to the FDIC the holders’ claim in any insolvency proceeding.  The trustee, as assignor of such rights, will be required to certify that it has not, without the FDIC’s prior consent, agreed to any material amendment of such debt securities or the senior debt indenture (to the extent relating to such debt securities), or accelerated the maturity of such debt securities.  If the FDIC makes payment under the FDIC Guarantee on the debt securities upon our failure to pay, the FDIC will be subrogated to the claims of the holders of such debt securities against us to the extent of such payment.  If a holder of debt securities receives any distribution from Morgan Stanley or its bankruptcy estate prior to the FDIC’s payment under the guarantee, the guaranteed amount paid by the FDIC will be reduced by the amount the holder has received in the distribution from Morgan Stanley or its bankruptcy estate.  Upon receipt of a timely filed conforming proof of claim, the FDIC will make payment of the guaranteed amount.

Under the terms of the Program, The Depository Trust Company (“DTC”), as the sole registered holder of the debt securities (registered in the name of Cede & Co., DTC’s nominee), may elect not to be represented by the trustee. If the registered holder of the debt securities has elected not to have the trustee act as its authorized representative, or is otherwise not represented by the trustee in such capacity, such holder may make demand for payment in the circumstances described above.  The demand for payment on the guaranteed amount must be accompanied by a proof of claim, with accompanying evidence, in form and content satisfactory to the FDIC of (1) the occurrence of a payment default and (2) the claimant’s ownership of such debt securities.  The demand also must be accompanied by an assignment of such holder’s rights, title and interest in such debt securities to the FDIC and the transfer to the FDIC of such holder’s claim in any insolvency proceeding.  The registered holder will be required to certify that it has not, without the FDIC's prior consent, agreed to any material amendment of such debt securities or the senior debt indenture (to the extent relating to such debt securities), or accelerated the maturity of such debt securities.  If the FDIC makes payment under the FDIC Guarantee on the debt securities upon our failure to pay, the FDIC will be subrogated to the claims of the holders of such debt securities against us to the extent of such payment.  Upon receipt of a timely filed conforming proof of claim, the FDIC will make payment of the guaranteed amount, subject to the payment reduction provision described above.

If a demand for payment under the FDIC Guarantee is not made within 60 days of the occurrence of a payment default, the FDIC will be under no obligation to make the payments on the debt securities under the FDIC Guarantee.  The Program does not specify a deadline by which the FDIC must make payment following receipt of a proper demand from the trustee.  The FDIC will not pay any additional interest or penalty amounts in respect of any event of default or resulting delay in payment that may occur.

Our Payment Default is Not an Event of Default if FDIC Makes Payment

There shall not be deemed to be an event of default under the senior debt indenture pursuant to which the debt securities are issued which would permit or result in the acceleration of amounts due under the debt securities, if such an event of default is due solely to our failure to make timely payment with respect to the debt securities, provided that the FDIC is making timely guarantee payments with respect to the debt securities in accordance with the Program.

Acceleration of Debt Securities upon an Event of Default; Limitations

With respect to debt securities that are guaranteed under the FDIC’s Temporary Liquidity Guarantee Program, the senior debt indenture provides that if an event of default occurs and is continuing, either the trustee or the holders of not less than 25% in aggregate principal amount of the debt securities of a series, by notice in writing to Morgan Stanley and to the trustee, if given by security holders, may declare the principal of all the debt securities of such series and interest accrued thereon, if any, to be due and payable immediately.  However, our failure to pay any principal of or interest on the debt securities of a series that is then paid by the FDIC on a timely basis will not be deemed an event of default under such debt securities and holders of such debt securities will not be permitted to accelerate the maturity of such debt securities during any period when the FDIC is making timely guarantee payments of principal and interest in respect of such debt securities.  To receive payment under the FDIC’s Temporary Liquidity Guarantee Program, the trustee, on behalf of the holders of the debt securities of such series, will be required to assign all of such holders’ rights, titles and interest in such debt securities to the FDIC and to transfer to the FDIC such holders’ claim in any insolvency proceeding.  The trustee, as assignor of such rights, will be required to certify that it has not, without the FDIC’s prior consent, agreed to any material amendment of such debt securities or the senior debt indenture (to the extent relating to such debt securities), or accelerated the maturity of such debt securities.

 Use of Proceeds

We intend to use the net proceeds from the sale of the debt securities we offer for general corporate purposes, and, as required by the Program, we will not use the proceeds to prepay any debt that is not FDIC-guaranteed, as defined in the Final Rule.

There Are Risks Relating to the FDIC Guarantee

Guarantee Payments by the FDIC May Be Delayed.  There is no designated period within which the FDIC is required to make the guarantee payments after it receives a written demand with a conforming proof of claim from the trustee and verifies the same.  Therefore, if the FDIC does not timely make the guarantee payments after it is required to do so, the guarantee payments on the debt securities could be delayed from the date the payment is due under the terms of the debt securities.

You May Lose the Right to Payment under the FDIC Guarantee If the Trustee Fails to Follow the FDIC Claims Process.  In order to recover payment under the FDIC Guarantee in the event that we have failed to pay on the debt securities, the trustee must make a written demand, with the required proof of claim, to the FDIC within 60 days of the occurrence of our failure to pay.  If the trustee fails to follow the FDIC claims process or make the required certifications under the Program, holders may be deprived of all rights and remedies with respect to the guarantee claim.

The Determination of the FDIC on any Matter Relating to the FDIC Claims Process Will Be Final and Binding on Holders of the Debt Securities and Us, Subject to Judicial Review.  The determination by the FDIC on any matter relating to the FDIC claims process will be a final administrative determination, which will be final and binding on all concerned, including the holders of the debt securities.  Holders of the debt securities will have the right to challenge the FDIC’s determination only by commencing an action in the U.S. District Court for the District of Columbia or New York within 60 days after the FDIC makes its determination.

The Program Is New and Subject to Change.  The Program is new and is governed by the Final Rule adopted by the FDIC on November 21, 2008, which has been and may be further amended and is subject to evolving interpretation by the FDIC after the date of this prospectus supplement.  Thus, the ability to obtain payment on the debt securities under the FDIC Guarantee is subject to rules, procedures and practices of the FDIC that could be changed at any time and from time to time in the future.  The summary of the FDIC Guarantee and the risks of investing in reliance on the FDIC Guarantee, as set forth in this prospectus supplement, is based solely on the Final Rule adopted by the FDIC as of the date of this prospectus supplement and the FDIC’s related interpretative guidance.

PLAN OF DISTRIBUTION

At the time of any offering of the debt securities, Morgan Stanley will direct the underwriters not to, and Morgan Stanley will not, place the debt securities with any affiliates, institution-affiliated parties, insiders or insiders of affiliates of Morgan Stanley, as prohibited by Section 370.3(e)(5) of the Final Rule.

The debt securities will not be exclusively marketed and targeted to retail customers.